As filed with the Securities and Exchange Commission on July 5, 2001
                                                      Registration No. 333-_____
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          Navigant International, Inc.
             (Exact name of Registrant as specified in its charter)

                   Delaware                             52-2080967
       (State or other jurisdiction or               (I.R.S. Employer
        incorporation or organization)              Identification No.)

                            84 Inverness Circle East
                            Englewood, Colorado 80112
                                 (303) 706-0800
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                 Edward S. Adams
           Chairman of the Board, Chief Executive Officer and Director
                            84 Inverness Circle East
                            Englewood, Colorado 80112
                                 (303) 706-0800
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:
                                Dennis M. Jackson
                               Holland & Hart LLP
                       555 Seventeenth Street, Suite 3200
                              Denver, CO 80202-3979
                                 (303) 295-8000

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement. If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ].

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ].

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

------------------------ -------------- ----------- -------------- -------------
 Title of Each Class of   Amount to be    Proposed    Proposed       Amount of
    Securities to be       Registered     Maximum      Maximum      Registration
       Registered                         Offering    Aggregate       Fee (1)
                                         Price Per    Offering
                                          Unit (1)    Price (1)
------------------------ -------------- ----------- -------------- -------------
Common Stock, $.01         1,469,388       $12.71   $18,675,921.48    $4,668.98
par value per share
------------------------ -------------- ----------- ------------- -------------

     (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low prices of the Registrant's common stock as reported on the Nasdaq National Market on July 2, 2001.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

         The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 5, 2001

PROSPECTUS

                          NAVIGANT INTERNATIONAL, INC.

                        1,469,388 SHARES OF COMMON STOCK


         The shares of common stock which are offered by this prospectus are shares issued in connection with the Agreement and Plan of Merger, dated June 7, 2001, by and among Navigant International, Inc., FMTTM Acquisition Corporation, SATO Travel Holding Co., Inc. and the stockholders of SATO Travel Holding Co., Inc. The shares are being offered for sale from time to time pursuant to this Prospectus for the account of the entities or persons to whom the shares were issued and to certain transferees thereof (the "selling stockholders").

         The selling stockholders may offer their shares through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

         We will not be paying any underwriting commissions or discounts in the offering of these shares. We will, however, be paying for substantially all of the other expenses incurred in the offering of the shares. For their shares, the selling stockholders will receive the purchase price of the shares sold less any agents' commissions and underwriters' discounts and other related expenses. More information is provided in the section of this prospectus titled "Plan of Distribution".

         Our common stock is traded on the Nasdaq National Market under the trading symbol "FLYR." On July 2, 2001, the average sale price of the common stock on the Nasdaq National Market was $12.71.

         Our principal executive offices are located at 84 Inverness Circle East, Englewood, Colorado 80112, and our telephone number is (303) 706-0800.

         Investing in our securities involves certain risks. See "Risk Factors" beginning on page 5.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this prospectus or determined if this prospectus is truthful or adequate. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is ______, 2001.

ABOUT THIS PROSPECTUS                                                          3

FORWARD-LOOKING STATEMENTS                                                     3

OVERVIEW AND RECENT DEVELOPMENTS                                               3

RISK FACTORS                                                                   4

USE OF PROCEEDS                                                               13

SELLING STOCKHOLDERS AND OFFERING                                             14

PLAN OF DISTRIBUTION                                                          16

VALIDITY OF SECURITIES                                                        18

EXPERTS                                                                       18

WHERE YOU CAN FIND MORE INFORMATION                                           18

INCORPORATION OF INFORMATION WE FILE WITH THE SEC                             18

                              ABOUT THIS PROSPECTUS

         This prospectus constitutes part of a registration statement on Form S-3 that has been filed with the Securities and Exchange Commission ("SEC"). SEC rules permit us to omit certain of the information contained in the registration statement. For such information, please refer to the registration statement on file with the SEC, including the exhibits to the registration statement.


                           FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements related to our business prospects. Such statements are subject to one or more risks, uncertainties and assumptions, many of which are beyond our control. Words such as "believes," "anticipates", "expects," "intends," "plans," "positions," and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. The actual results that we achieve may differ materially from such forward-looking statements due to risks and uncertainties which include changes or reductions in the commission structure in the travel service industry, changes in laws or regulations concerning the travel service industry, trends in the travel service industry (including competition, consolidation and increased use of the Internet and computer on-line services), our ability to successfully integrate the operations of existing or acquired travel management companies, limitations on the availability of funds or other capital resources to finance future acquisitions, limitations on our use of the pooling-of- interest method to account for future acquisitions, our ability to negotiate favorable travel management contracts with our current and future clients, any loss or modification of material contracts we have with travel suppliers or current clients, liabilities arising under indemnification and contribution agreements entered into by us in connection with our spin-off from U.S. Office Products Company ("U.S. Office Products") in June 1998, changes in our ability to amortize goodwill, an impairment of our goodwill due to downturn in the cash flows relating to past acquisitions, and a variety of other factors, such as a recession or slower economic growth, weather conditions and concerns for passenger safety that could cause a decline in travel demand, as well as the risk factors set forth below and other factors as may be identified from time to time in our filings with the Securities and Exchange Commission or in our press releases. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus might not occur.

                       OVERVIEW AND RECENT DEVELOPMENTS

        We are one of the largest providers of corporate travel management services in the United States based on airline ticket sales. We differentiate ourselves from our larger competitors by primarily focusing on middle market clients, which we define as businesses with between $500,000 and $20 million in annual travel spending, although a few of our clients spend upwards of $40 million. With locations throughout the United States, in Canada, in the United Kingdom and in Brazil, we manage all aspects of our clients' travel processes, focusing on reducing their travel expenses, typically one of the largest controllable expenses in a corporate budget. We believe that by providing high quality service and by entering into management contracts, which may have terms of up to five years, we are able to retain a significant proportion of our clients from year to year. We also provide specific group, leisure and special event management travel services, largely to our corporate clients. On December 31, 2000, we had approximately 140 regional and branch offices and approximately 500 on-site locations.

         Our business and operating history is described in detail in our reports on Forms 10-K and 10-Q that are specifically incorporated by reference into this prospectus. The following information is intended to update and supplement the information in those documents. You are urged to refer to those documents and consider them together with the following information prior to making any investment decision in the securities being offered.

         On June 14, 2001, we acquired privately held SATO Travel Holding Co., Inc. ("Sato Travel") the seventh largest travel management supplier in the U.S. for a consideration of approximately $45 million in cash and shares of our stock. Pursuant to the Agreement and Plan of Merger by and among Naviport International, Inc., FMTTM Acquisition Corporation, Sato Travel and the stockholders of Sato Travel (the "Agreement"), the purchase consideration consisted of approximately $27 million cash and 1,469,388 shares of our common stock. Pursuant to an escrow agreement by and among Navigant, Branch Banking and Trust Company and the Stuart Mill LLC as stockholders representative on behalf of the former stockholders of Sato Travel (the "Escrow Agreement"), a portion of the purchase consideration consisting of $900,000 in cash and 293,877 of the shares of our common stock are being held in escrow to secure any indemnity claims we may have. The agreement also provides for an additional payment of cash and stock of approximately $4.8 million if Sato Travel achieves certain revenue objectives by the first anniversary of the closing.

         Sato Travel, based in Arlington, Virginia, specializes in providing travel management services to government agencies and large corporations. In the 12 months ended December 31, 2000, Sato Travel generated approximately $1.2 billion in gross annual air sales representing approximately $135 million in revenue. Under the terms of the agreement, Lawrence Hough, Co-Chairman and Chief Executive Officer of Sato Travel will join our Board of Directors, and will retain operating responsibility for Sato Travel. Our Board of Directors will also be increased to six members. The former stockholders of Sato Travel will designate an additional person to fill that new director position.

         Sato Travel provides end-to-end travel management solutions, meeting and convention planning, and leisure travel services through 259 staffed locations in all 50 states, various U.S. possessions, and certain foreign countries. The company also operates three state-of-the-art call centers in Sterling, Virginia, Seattle, Washington and Ely, Minnesota. Sato Travel has approximately 2,000 employees, bringing our total employees to approximately 6,000.

                                  RISK FACTORS

         An investment in our securities is risky. You should carefully consider the following risks, as well as the other information contained in this prospectus. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business.

         You should carefully consider the risks described below before you decide to buy our securities. If any of the following risks should actually occur, our business, prospects, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock or other securities could fall, and you may lose all or part of the money you paid to buy our securities. We furnish you these risk factors to describe how you may be financially hurt by owning our securities rather than how you may be financially benefited by taking a short position in our securities or by taking any other position which results in profits upon a drop in the securities' price. If you are in a short position you face different risks that are not contemplated in this document.

         You should look at all of the risk factors in total. Some risk factors may stand on their own. Some risk factors may affect (or be affected by) other risk factors. You should not assume we have identified these connections.

         We intend to periodically update and describe these and future risk factors in our quarterly reports filed with the SEC. However, you should not assume that we will always update these and future risk factors in a timely manner. We are not undertaking any obligation to update these risk factors to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

1. Our significant indebtedness and interest payment obligations may adversely affect our ability to incur additional financing, use our operating cash flow in other areas of our business or otherwise adversely affect our operations.

         At December 31, 2000, we had $140.9 million of consolidated outstanding debt and our total consolidated debt, as a percentage of capitalization, was 51.5%. We may also need to incur additional debt in the future to complete acquisitions or capital projects or for working capital even though our debt arrangements impose some limits on our ability to do so. Our high level of indebtedness could have important consequences to our stockholders, which include the following:

o our ability to obtain additional financing to fund our business strategy, debt service requirements, capital expenditures, working capital or other purposes may be impaired;

o our ability to use operating cash flow in other areas of our business will be limited because we must dedicate a substantial portion of these funds to pay interest and principal on our debt;

o certain of our borrowings bear interest at variable rates, which could result in higher interest expense in the event of increases in interest rates;

o we may not be able to compete with others who are not as highly leveraged; and

o our significant leverage may limit our flexibility to adjust to changing market conditions, changes in our industry and economic downturns.

         Our ability to pay interest on our debt obligations will depend upon our future operating performance and our ability to obtain additional debt or equity financing. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments. If in the future we cannot generate sufficient cash from operations to meet our obligations, we will need to refinance, obtain additional financing or sell assets. We cannot assure our stockholders that our business will generate cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service requirements.

2 Our debt agreements impose restrictions which may adversely affect our ability to finance future operations or engage in other business activities.

         The covenants in our existing debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. These covenants limit or restrict our ability to:

o incur additional debt or prepay or modify any additional debt that may be incurred;

o        make certain acquisitions or investments;

o        pay dividends and make distributions;

o        repurchase our securities;

o        create liens;

o        transfer or sell assets;

o        enter into transactions with affiliates;

o        issue or sell stock of subsidiaries;

o        merge or consolidate; or

o        materially change the nature of our business.

         In addition, our existing debt agreements also require us to comply with certain financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. If we breach any of these covenants in our existing debt agreements, or if we are unable to comply with the required financial ratios, we may be in default under such agreements. A significant portion of our indebtedness then may become immediately due and payable. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments. Compliance with the covenants is also a condition to revolver borrowings under the existing debt agreements which we rely on to fund our liquidity.

3. Our cash flow and our ability to meet our debt service obligations depend upon the cash flow of our subsidiaries, which are not obligated to make funds available to us.

         Our subsidiaries conduct substantially all of our consolidated operations and own substantially all of our consolidated assets. Consequently, our cash flow and our ability to meet our debt service obligations depend upon the cash flow of our subsidiaries, and the payment of funds by our subsidiaries to us in the form of loans, dividends or otherwise. Our subsidiaries are not obligated to make funds available to us for payment on debt or otherwise. In addition, their ability to make any payments will depend on their earnings, the terms of their indebtedness, business and tax considerations and legal restrictions.

4. If commissions for air travel ticketing are decreased or stopped altogether, our revenue may be reduced.

         Historically, corporate travel management companies were largely dependent for their air travel ticketing revenues on the point of sale percentage commissions paid by airlines for each ticket issued. Since 1995, most airlines have substantially reduced the amount of commissions paid to travel agents for booking domestic and international flights. The airlines have both capped the total commissions paid per ticket and reduced the commission rates per ticket payable to travel agents and may further reduce commissions in the future. Further reductions in commissions may reduce our revenue.

         We have responded to the reductions in the commissions paid by airlines by entering into management contracts and service fee arrangements with many of our corporate clients. Although the terms of our management contracts vary depending on the type of services provided and by client, we typically deduct a pre-negotiated management fee, our direct operating expenses and our indirect overhead costs from commissions collected for travel arrangements made on behalf of the client. If the commissions collected are less than the amounts deducted, the client pays the difference to us. If the commissions exceed the amounts deducted, we typically pay the excess to the client. In addition, we typically charge a service fee for each ticket and other transactions to clients who do not have a management contract with us. In the future, we may not be able to maintain or continue to negotiate management contracts or continue to receive current levels of fees from those contracts, and also may not be able to charge service fees or maintain the level of such service fees.

         We also derive part of our revenues from incentive override commissions paid by the major airlines. If, during any period, we fail to meet incentive levels, revenues could decrease. In addition, the airlines may reduce or terminate incentive override commissions and we may not be able to extend our current incentive override commission arrangements or enter into new arrangements that are as favorable as our current arrangements.

5. Our industry is competitive and becoming increasingly consolidated, which may result in our losing clients or declining revenues or margins.

         The corporate travel management industry is extremely competitive. We compete primarily with other corporate travel management companies. Some of our competitors are larger and have greater brand-name recognition and financial resources than we do. Competition within the corporate travel management industry is increasing as the industry undergoes a period of consolidation. Certain of our competitors are expanding their size and financial resources through consolidation. Some travel management companies may have relationships with certain travel suppliers which give them greater product availability (including airplane seats and hotel rooms) or more competitive pricing than that offered by us. Furthermore, some corporate travel management companies have a strong presence in particular geographic areas which may make it difficult for us to attract customers in those areas. As a result of competitive pressures, we may suffer a loss of clients, and our revenues or margins may decline.

         We also compete with travel suppliers, including airlines, hotels and rental car companies. Innovations in technology, such as the Internet and computer on-line services, have increased the ability of travel suppliers to distribute their travel products and services directly to consumers. Although corporate travel management companies and travel agencies remain the primary channel for travel distribution, businesses and consumers can now use the Internet to access information about travel products and services and to purchase such products and services directly from the suppliers, thereby bypassing corporate travel management companies and travel agents. There can be no assurance that we will compete successfully or that the failure to compete successfully will not have a material adverse effect on our financial condition and results of operations.

6. If our travel suppliers cancel or modify their agreements with us, we may be subject to the loss of contracts, changes in our pricing agreements, commission schedules and incentive override commission arrangements, more restricted access to travel suppliers' products and services, and creation of pricing disadvantages.

         We are dependent upon travel suppliers for access to their products and services (including airplane seats and hotel rooms). Certain travel suppliers offer us pricing that is preferential to published fares, enabling us to offer prices lower than would be generally available to travelers and other corporation travel management companies or travel agents. In addition, travel suppliers are increasingly using technology to offer their products and services directly to consumers. When doing so, travel suppliers can price their products and services at rates lower than they offer such products and services to us. Travel suppliers can cancel or modify their agreements with us upon relatively short notice, leaving us subject to the loss of contracts, changes in our pricing agreements, commission schedules and incentive override commission arrangements, more restricted access to travel suppliers' products and services, and creation of pricing disadvantages, any of which could have a material adverse effect on our business, financial condition and results of operations.

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

7. If certain technologies we depend on fail or our right to use certain computer reservation systems is restricted, our business, financial condition and results of operations may be materially adversely affected.

         Our business is dependent upon a number of different information and telecommunications technologies. In addition, our ability to quote air travel ticket prices, make reservations and sell tickets is dependent upon our contractual right to use, and the performance of, computer reservation systems operated by SABRE, Galileo/Apollo, Worldspan and Amadeus. Our business, financial condition and results of operations may be materially adversely affected if these technologies or systems fail, or if our access to these systems is restricted.

8. We compete in a volatile industry and the occurrence of any of the events described below could have a material adverse effect on our business, financial condition and results of operations.

         Our operating results generally depend upon factors affecting the corporate travel management industry. Our revenues and earnings are especially sensitive to events that affect business air travel, and the level of car rentals and hotel reservations. A number of factors, including recession or slower economic growth, rising travel costs, extreme weather conditions and concerns about passenger safety, could result in a temporary or longer-term overall decline in demand for business travel. Advances in technology and communications, such as videoconferencing and Internet-based teleconferencing, may also adversely impact travel patterns and travel demand. We believe that price-based competition will continue in the airline industry for the foreseeable future. The continuation of such competition and the occurrence of any of the events described above could have a material adverse effect on our business, financial condition and results of operations.

9. We intend to integrate certain operations, which may cause a disruption to our business, may lead to technological, practical or personnel issues, and may not result in the intended cost efficiencies.

         One of our strategies is to increase operating margins by consolidating and integrating certain administrative functions common to all of our subsidiaries. Each new acquisition results in additional integration of operations. This integration will require substantial attention from senior management and may require future substantial capital expenditures. The integration process may disrupt our operations as well as those of our subsidiaries as our management's attention is diverted from other tasks, and as technological, practical or personnel issues arise.

         Currently, we and some of our subsidiaries operate on separate computer systems and we and most of our subsidiaries operate on separate telephone systems, several of which use different technologies. We expect that we will integrate these systems, but we have not yet established a definitive timetable for integration of all such systems or our definitive capital needs for the integration. The contemplated integration of these systems may cause disruption to our business and may not result in the intended cost efficiencies. In addition, rapid changes in technologies may require capital expenditures to improve or upgrade client service.

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

10. We face risks in continuing to acquire corporate travel management companies.

10.1 We may not be able to make favorable acquisitions, which may decrease our revenues and impact our ability to serve our clients.

         One of our strategies is to increase our revenues and the markets we serve through the acquisition of additional corporate travel management companies. We may not be able to make acquisitions at the pace we desire or on favorable terms, if at all. In addition, the consolidation of the travel management industry has reduced the number of companies available for sale, which could lead to higher prices being paid for the acquisition of the remaining travel management companies.

         The companies we have acquired, or which we may acquire in the future, may not achieve sales and profitability that would justify our investment in them. Our acquisitions of companies outside the United States may subject us to certain risks inherent in conducting business internationally. These risks include fluctuations in currency exchange rates, new and different legal and regulatory requirements and difficulties in staffing and managing foreign operations.

10.2 Integration of acquired companies may have an adverse impact on our financial condition and results of operation.

         Integration of operations of the companies we acquired or may acquire in the future may also involve a number of special risks, which may have adverse short-term effects on our operating results. These may be caused by:

o        severance payments to employees of acquired companies;

o        restructuring charges associated with the acquisitions;

o        other expenses associated with a change in control;

o        diversion of management's attention;

o        difficulties with retention;

o        the need to hire and train key employees;

o        risks associated with unanticipated problems or legal liabilities; and

o        amortization of acquired intangible assets, including goodwill.

         We conduct due diligence and generally require representations, warranties and indemnifications from the former owners of acquired companies. We cannot be certain, however, that such owners will have accurately represented the financial and operating conditions of their companies. If an acquired company's financial or operating results were misrepresented, the acquisition could have a material adverse effect on our results of operations and financial condition.

10.3 If our ability to finance our future acquisitions by using cash, borrowed funds, shares of our common stock or a combination thereof is limited, our future growth may be limited.

         If our common stock does not maintain a sufficient market value, if its price is highly volatile, or if, for other reasons, potential acquisition candidates are unwilling to accept our common stock as part of the consideration for the sale of their businesses, we may then be required to use more of our cash resources or more borrowed funds in order to maintain our acquisition program. If we are unable to use common stock for acquisitions and we do not have sufficient cash resources, our growth could be limited unless we are able to obtain additional capital through debt or other financing. We may not be able to obtain additional capital, if and when needed, on terms we deem acceptable.

11. We rely on key employees, and if such employees become unavailable, our business could be adversely affected.

         Our operations depend on the continued efforts of Edward S. Adams, our Chief Executive Officer, C. Thomas Nulty, our President and Chief Operating Officer, Robert C. Griffith, our Chief Financial Officer and Treasurer, our other executive officers and the senior management of our subsidiaries. Furthermore, our operations will likely depend on the senior management of the companies that we may acquire in the future. If any of these people become unable to continue in his or her present role, or if we are unable to attract and retain other skilled employees, our business could be adversely affected.

12. Goodwill comprises much of our total assets, and if we determine that goodwill has become impaired in the future, earnings in such years will be significantly adversely affected.

         As of December 31, 2000, approximately $227.0 million, or 68.5%, of our total assets and 171.3% of our stockholders' equity represent intangible assets, the significant majority of which is goodwill. Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations accounted for under the purchase method. We amortize goodwill on a straight-line method over a period of 35 years with the amount amortized in a particular period constituting a non-cash expense that reduces our net income. Amortization of goodwill resulting from certain past acquisitions, and additional goodwill recorded in certain future acquisitions may not be deductible for tax purposes. In addition, we are required to periodically evaluate the recoverability of goodwill by reviewing the anticipated undiscounted future cash flows from the operations of the acquired companies and comparing such cash flows to the carrying value of the associated goodwill. If we determine that goodwill has become impaired in later years, earnings in such years will be significantly adversely affected. A reduction in net income resulting from the amortization or write down of goodwill would affect financial results and could have a material and adverse impact upon the market price of our common stock.

13. Our industry is extremely seasonal causing fluctuating results of operations.

         The domestic and international travel service industry is extremely seasonal. Our past results have fluctuated because of seasonal variations in the travel services industry. Our net revenues and net income are generally higher in the second and third calendar quarters and lowest in the fourth calendar quarter. We expect this seasonality to continue in the future. Our quarterly results of operations may also be subject to fluctuations as a result of the timing and cost of acquisitions, changes in relationships with certain travel suppliers, changes in the mix of services we offer, the timing of the payment of incentive override commissions by travel suppliers, extreme weather conditions or other factors affecting travel.

14. We are growing rapidly, which has put pressure on our executive management, personnel and corporate support systems and could adversely affect our operations, business and financial results and condition.

         We were formed through the acquisition of twelve corporate travel management companies from January 1997 through May 1998, and we have made more than twenty-four acquisitions since that time. We expect to continue to grow in part through acquisitions. The rapid pace of acquisitions has, and will continue to put pressure on our executive management, personnel and corporate support systems. Any inability of our systems to manage the increased size and scope of operations resulting from growth could adversely affect our operations, business and financial results and condition.

         We have been an independent company since our initial public offering in June 1998. Our future performance will depend on our ability to function as a stand-alone entity, to finance and manage expanding operations and to adapt our information systems to changes in our business. Furthermore, the financial information included herein may not necessarily reflect what the results of operations and financial condition would have been had we been a separate, stand-alone entity during the periods presented. The financial information also may not be indicative of our future results of operations and financial condition.

15. We have potential liabilities related to distributions, and any type of payment in connection with such distributions may adversely impact our results of operations.

         In connection with the distributions of the shares of four U.S. Office Products' businesses (including us) in June 1998, we and three other companies whose shares were distributed by U.S. Office Products entered into a series of agreements providing for the allocation of certain liabilities. We and the other companies agreed in a Tax Allocation Agreement to jointly and severally indemnify U.S. Office Products for tax losses relating to the distributions that are attributable to acts or omissions by us and the other companies. A Tax Indemnification Agreement among us and the other spun-off companies requires each company responsible for tax losses to indemnify the other companies for those losses and their liabilities to U.S. Office Products under the Tax Allocation Agreement. If the tax losses are not attributable to either U.S. Office Products or any of the other companies, each of the companies and U.S. Office Products is liable for its pro rata portion of the losses based on the value of each company's common stock after the distributions.

         We also entered into a Distribution Agreement with U.S. Office Products under which we are responsible for liabilities related to our business; certain employee benefits liabilities; securities laws liabilities arising from the distribution of our shares, our initial public offering and information related to our business supplied to U.S. Office Products; and U.S. Office Products' liabilities for earn-outs from acquisitions of our subsidiaries made prior to the distribution. We and the other companies that were spun off have also agreed to bear a pro rata portion of certain United States securities law and general corporate liabilities of U.S. Office Products incurred prior to the distribution (including a pro rata portion of any liability of another spun off company to U.S. Office Products that is not paid) up to a maximum of $1.75 million for each company.

         Jonathan J. Ledecky, a former member of our Board of Directors, and U.S. Office Products have been named as defendants in at least 10 lawsuits alleging that Mr. Ledecky and U.S. Office Products violated various United States securities laws. The plaintiffs in those lawsuits generally claim that Mr. Ledecky, on behalf of U.S. Office Products, made a series of materially false and misleading statements in connection with the distributions of our shares and shares of the other companies and the related tender offer and restructuring. Although neither we nor our executive officers have been named as defendants in these lawsuits, we could be required pursuant to the Distribution Agreement to indemnify U.S. Office Products for a portion of its liability in connection with these lawsuits.

         On March 5, 2001 U.S. Office Products filed for bankruptcy protection in the United States Bankruptcy Court for the District of Delaware. Consequently, all pending lawsuits are currently stayed as against U.S. Office Products. The plaintiffs in each action, however, may pursue their claims against all remaining defendants, including us.

16. If our agent reporting agreements are cancelled, we would be unable to sell airline tickets and our results of operations would be materially adversely affected.

         We depend on the ability to sell airline tickets for a substantial portion of our revenue. To sell airline tickets, we must enter into, and maintain, an Agent Reporting Agreement for each operating subsidiary with the Airlines Reporting Company ("ARC"). Agent Reporting Agreements impose numerous financial, operational, and administrative obligations on us. These agreements allow ARC to cancel an Agent Reporting Agreement for failure to meet any of these obligations. If our Agent Reporting Agreements are cancelled by ARC, we would be unable to sell airline tickets and our results of operations would be materially adversely affected.


                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders.

                        SELLING STOCKHOLDERS AND OFFERING

         The common stock offered by this prospectus represents 1,469,388 shares.

         Except for the shares placed in escrow pursuant to the Escrow Agreement, which will be paid to the selling stockholders only upon certain contingencies, all of the shares were acquired by the selling stockholders or their transferors in connection with the Agreement. The number of shares that may actually be sold by the selling stockholders will be determined by each selling stockholder. The selling stockholders may sell all, some, or none of the shares of common stock that are subject to sale pursuant to this prospectus.

         The offering contemplated by this prospectus is not currently being underwritten, therefore, we cannot provide you with an estimate of the number of shares of common stock that the selling stockholders will hold in the future or upon the termination of the offering. Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. There can be no assurance that any shares of common stock will be sold pursuant to this prospectus.

         None of the selling stockholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years. Pursuant to the Agreement, we have agreed to appoint Lawrence A. Hough, Chief Executive Officer of Sato Travel, and one other person to be designated by the former stockholders of Sato Travel to be members of our Board of Directors. Mr. Hough has entered into an employment agreement with us to continue as the President of Sato Travel for a term of one year at an annual salary of $200,000.

         The following table reflects ownership of shares after consummation of certain distributions as permitted by the Agreement and sets forth the number of shares of common stock held by the selling stockholders or in which the selling stockholders have a contingent interest pursuant to the Escrow Agreement, as of July 5, 2001. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that consider shares to be beneficially owned by any person who has voting or investment power with respect to the shares. Common stock subject to options that are currently exercisable or exercisable within 60 days after July 5, 2001 are considered to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of a person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The table excludes any contingent interests not determinable within 60 days of July 5, 2001.

                                        Shares Owned      Shares      Shares Owned
Selling stockholders                   Before Offering    Offered    After Offering
--------------------                   ---------------    -------    --------------
General Electric Pension Trust(2)          617,283        617,283
Ambassadors International, Inc. (3)        237,166        237,166
Lawrence A. Hough(1)(4)                    304,825        304,825
Joel C. Hough                               27,059         27,059
Todd M. Hough                               27,059         27,059
Kerry N. Hite                               27,059         27,059
Kathleen M. Hough                           18,235         18,235
Jana Hernandes                               8,490          8,490
Walter Lubsen                               21,222         21,222
Dwight Bush(1)                              56,417         56,417
Timothy Greene(1)                           56,417         56,417
Jill Feltzan                                18,222         18,222
Deborah Clarken                             15,222         15,222
Jeffrey Sallinger                           15,222         15,222
Marc Stec                                    7,490          7,490
Denise McShea                                6,000          6,000
Mike Premo                                   6,000          6,000
Stuart Mill LLC(4)                          82,922         82,922
Hough Investment Limited Partnership(5)     30,269         30,269

TOTAL                                    1,469,388      1,469,388

1.  Continues to serve as an executive officer of Sato Travel.
2. Includes 97,764 shares of common stock in which General Electric Pension Trust has a contingent interest pursuant to the Escrow Agreement.
3. Includes 82,922 shares of common stock in which Ambassadors International Inc. has a contingent interest pursuant to the Escrow Agreement.
4. Includes (a) 82,922 shares of common stock in which Stuart Mill LLC has a contingent interest pursuant to the Escrow Agreement and (b) 82,922 shares of common stock in which Hough Investment Limited Partnership has a contingent interest pursuant to the Escrow Agreement. Lawrence A. Hough, a selling stockholder, is the President of Stuart Mill Capital, Inc., which is the Manager of Stuart Mill LLC. Mr. Hough is also the General Partner of Hough Investment Limited Partnership. As such, Mr. Hough may be deemed to have voting or investment control over the shares held by Stuart Mill LLC and Hough Investment Limited Partnership. Mr. Hough disclaims beneficial ownership of the shares held by Stuart Mill LLC and Hough Investment Limited Partnership except to the extent of any pecuniary interest therein.
5. Includes 30,269 shares of common stock in which Hough Investment Limited Partnership has a contingent interest pursuant to the Escrow Agreement.

                              PLAN OF DISTRIBUTION

         The selling stockholders and their successors, including their transferees, pledges or donees or their successors, may sell the common stock offered under this prospectus directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. Neither we nor the selling stockholders can presently estimate the amount of this compensation.

         The common stock offered under this prospectus may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

o on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the common stock may be listed or quoted at the time of sale;

o        in the over-the-counter market;

o in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

o through the writing of options, whether the options are listed on an options exchange or otherwise; or

o        through the settlement of short sales.

         In connection with the sale of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell the common stock short and deliver these securities to close out its short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

         The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts and commissions, if any. The selling stockholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

         The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Should any of the selling stockholders be an "underwriter" within the meaning of Section 2(11) of the Securities Act, each will be subject to the prospectus delivery requirements of the Securities Act.

         In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

         To the extent required, the specific common stock to be sold, the name of the selling stockholder, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this prospectus is a part. This prospectus also may be used, with our consent, by donees or pledgees of the selling stockholder, or by other persons acquiring shares and who wish to offer and sell shares under circumstances requiring or making desirable its use.

         In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

         The common stock offered under this prospectus was issued pursuant to the Agreement pursuant to exemptions from the registration requirements of the Securities Act provided by Section 4(2) thereof and/or Regulation D promulgated thereunder. In connection with such Agreement, we entered into a registration rights agreement with the selling stockholders (the "Registration Rights Agreement") whereby we agreed to register the shares of common stock offered under this prospectus under the Securities Act. We and the selling stockholders have agreed to indemnify each other, and their respective controlling persons, against specific liabilities, including liabilities arising under the Securities Act and Exchange Act, in connection with the offer and sale of the shares. In addition, the selling stockholders may indemnify brokers, dealers, agents or underwriters that participate in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act and/or Exchange Act. We will pay substantially all of the expenses incident to this offering of the shares by the selling stockholders to the public other than commissions and discounts of underwriters, brokers, dealers or agents.

         Pursuant to the Agreement the selling stockholders may not trade or otherwise dispose of our common stock until June 14, 2002, with the following exceptions. Those selling stockholders who are individuals may trade or otherwise dispose of in the aggregate up to 200,000 shares of our common stock prior to June 14, 2002. The selling stockholders may also trade or otherwise dispose of their shares prior to June 14, 2002 in connection with (1) a sale of Navigant International, Inc., (2) any transactions offered to our stockholders generally, and (3) provided that the transferees are entitled to the benefits and subject to the restrictions set forth in Section
5.8 of the Agreement, (a) a distribution of shares to a selling stockholder's limited partners, members, stockholders or other equity interest holders, any successor trustees, or wholly owned subsidiaries, and (b) transfers to a spouse, children, grandchildren, other immediate family, or other lineal descendants or antecedents (or to a trust, limited partnership, limited liability company or other entity formed for estate planning purposes for the benefit of any of the foregoing individuals).

         Pursuant to the Escrow Agreement, 293,877 shares of our common stock were placed in escrow and cannot be traded by the selling stockholders until released to them. One-half of the escrowed shares of our common stock (subject to any pending indemnity claims) will be delivered to the selling stockholders twelve months and forty-five days after the closing of the acquisition of Sato Travel, and the remaining shares (subject to any pending indemnity claims) will be delivered to the selling stockholders eighteen months and forty-five days after the closing.

                             VALIDITY OF SECURITIES

         The validity of the securities offered hereby will be passed upon for us by Holland & Hart LLP.

                                     EXPERTS

         The consolidated financial statements as of December 31, 2000 and December 26, 1999 and for each of the three years in the period ended December 31, 2000 incorporated in this Prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's following public reference facilities:

Public Reference Room     New York Regional Office    Chicago Regional Office
450 Fifth Street, N.W.    7 World Trade Center        Citicorp Center
Room 1024                 Suite 1300                  500 West Madison Street
Washington, D.C. 20549    New York, NY 10048          Suite 1400
                                                      Chicago, IL 60661-2511

         You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the offices of the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF INFORMATION WE FILE WITH THE SEC

         The SEC allows us to "incorporate by reference" the information we file with them, which means:

-        incorporated documents are considered part of this prospectus;

- we can disclose important information to you by referring you to those documents; and

- information that we file with the SEC will automatically update and supersede this incorporated information.

         We incorporate by reference the documents listed below:

                  (1) Our Annual Report on Form 10-K for the year ended on December 31, 2000;

                  (2) Our Quarterly Report on Form 10-Q/A for the quarter ended on April 1, 2001;

                  (3) The description of our common stock, included under the heading "Description of Navigant Capital Stock" in the Information Statement/Prospectus forming a part of our Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 19, 1998, as amended by Amendment No. 1 to such Registration Statement filed on May 5, 1998, Amendment No. 2 to such Registration Statement filed on May 18, 1998, Amendment No. 3 to such Registration Statement filed on June 4, 1998 and Amendment No. 4 to such Registration Statement filed on June 9, 1998 (File No. 333-46539) and the Prospectus forming a part of our Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 6, 1998, as amended by Amendment No. 1 to such Registration Statement filed on May 7, 1998, Amendment No. 2 to such Registration Statement filed on May 18, 1998, Amendment No. 3 to such Registration Statement filed on June 4, 1998 and Amendment No. 4 to such Registration Statement filed on June 9, 1998 (File No. 333-47503).

         We also incorporate by reference each of the following documents that we will file with the SEC after the date of the initial filing of the Registration Statement and prior to the time we sell all of the securities offered by this prospectus:

-        Reports filed under Section 13(a) and (c) of the Exchange Act;

- Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting;

-        Any reports filed under Section 15(d) of the Exchange Act; and

- Any reports filed under the Exchange Act after the initial filing date of this Registration Statement and prior to effectiveness of the Registration Statement.

         You can obtain any of the filings incorporated by reference in this document through us, or from the SEC through the SEC's website or at the addresses listed above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

                          Navigant International, Inc.
                                 Attn: Secretary
                            84 Inverness Circle East
                            Englewood, Colorado 80112
                                 (303) 706-0800

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

                   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the SEC registration fee.

-------------------------------------------------------------- ----------------
SEC registration fee                                           $      4,668.98
-------------------------------------------------------------- ----------------
Printing and engraving expenses                                      30,000.00
-------------------------------------------------------------- ----------------
Legal fees and expenses                                              20,000.00
-------------------------------------------------------------- ----------------
Accounting fees and expenses                                          2,500.00
-------------------------------------------------------------- ----------------
Miscellaneous                                                        10,000.00
-------------------------------------------------------------- ----------------
Total                                                          $     67,168.98
-------------------------------------------------------------- ----------------

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article 7 of our restated certificate of incorporation provides that to the fullest extent permitted under the General Corporation Law of the State of Delaware (the "DGCL"), a director of Navigant shall not be personally liable to Navigant or its stockholders for monetary damages for breach of a fiduciary duty as a director.

         Section 102(b)(7) of the DGCL provides that a corporation may eliminate or limit the personal liability of a director (or certain persons who, pursuant to the provisions of the certificate of incorporation, exercise or perform duties conferred or imposed upon directors by the DGCL) to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:

- for any breach of the director's duty of loyalty to the corporation or its stockholders;

- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

- under Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions); or

- for any transaction from which the director derived an improper personal benefit.

         Article 8 of our restated certificate of incorporation provides that to the fullest extent permitted under the DGCL, Navigant will indemnify its directors and executive officers.

         Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation - a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

         We have also obtained insurance policies which provide coverage for our directors and officers in certain situations, including some situations where we cannot directly indemnify the directors or officers.

                                    EXHIBITS


2 Agreement and Plan of Merger dated as of June 7, 2001, among Navigant International, Inc., FMTTM Acquisition Corporation, SATO Travel Holding Co., Inc. and the stockholders of SATO Travel Holding Co., Inc. [incorporated by reference to Exhibit 2.1 to Registrant's current Report on Form 8-K, filed on June 28, 2001]
4 Registration Rights Agreement dated as of June 14, 2001 among Navigant International, Inc. and the stockholders of SATO Travel Holding Co., Inc.
5        Opinion of Holland & Hart LLP regarding legality of shares
23.1     Consent of PricewaterhouseCoopers LLP
23.2     Consent of Holland & Hart LLP (contained in Exhibit 5)
23.3     Consent of person about to become a director


 --------------------------------

                                  UNDERTAKINGS

         1. The undersigned Registrant hereby undertakes:

                  (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (i) to include any prospectus required by Section
                  10(a)(3) of the Securities Act of 1933;

                           (ii) to reflect in the prospectus any facts or events
                  arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                           (iii) to include any material information with
                  respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

                           provided, however, that paragraphs (1)(a)(i) and
                  (1)(a)(ii) above will not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

                  (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         2. The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of any employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         3. The undersigned Registrant hereby undertakes that, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 (other than the provisions relating to insurance), or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         4. The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado, on this 5th day of July, 2001.

                                       NAVIGANT INTERNATIONAL, INC.

                                By:
                                       -----------------------------------------
                                Name:  Edward S. Adams
                                Title: Chairman of the Board, Chief Executive
                                       Officer, and Director (Principal
                                       Executive Officer)

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

     Signature                Title                               Date

/s/ Robert C. Griffith        Chief Financial Officer and         July 5, 2001
----------------------------  Treasurer (Principal Financial
Robert C. Griffith            and Accounting Officer)

/s/ C. Thomas Nulty           President and Chief Operating       July 5, 2001
----------------------------  Officer
C. Thomas Nulty


/s/ Eugene A. Over, Jr.       Vice President, General Counsel     July 5, 2001
----------------------------  and Secretary
Eugene A. Over, Jr.

/s/ Vassilios Sirpolaidis     Director                            June 26, 2001
----------------------------
Vassilios Sirpolaidis

/s/ Ned A. Minor              Director                            June 26, 2001
----------------------------
Ned A. Minor

/s/ D. Craig Young            Director                            June 26, 2001
----------------------------
D. Craig Young

                                 EXHIBITS INDEX


   The following exhibits are filed as a part of this Registration Statement.



Exhibit
No.      Description of Exhibit
-------  -----------------------------------------------------------------------
2 Agreement and Plan of Merger dated as of June 7, 2001, by and among Navigant International, Inc., FMTTM Acquisition Corporation, SATO Travel Holding Co., Inc. and the stockholders of SATO Travel Holding Co., Inc. [incorporated by reference to Exhibit 2.1 to Registrant's current Report on Form 8-K, filed on June 28, 2001]
4 Registration Rights Agreement dated as of June 14, 2001 among Navigant International, Inc. and the stockholders of SATO Travel Holding Co., Inc.
5        Opinion of Holland & Hart LLP regarding legality of shares
23.1     Consent of PricewaterhouseCoopers LLP
23.2     Consent of Holland & Hart LLP (contained in Exhibit 5)
23.3     Consent of person about to become a director

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